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Exhibit 4.7

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company
BFI Canada Income Fund (the "Fund" or "BFI Canada") 135 Queens Plate Drive Suite 300 Toronto, Ontario M9W 6V1
Item 2	Date of Material Change
August 18, 2008
Item 3	News Release
A news release was issued through Marketwire on August 18, 2008 and is attached to this report.
Item 4	Summary of Material Change

The Fund's Board of Trustees has approved the conversion (the "Conversion") of the Fund from an income trust to a corporation. In addition, the Board of Trustees has approved a reduction to the cash distributions payable to the Fund's unitholders to C$0.04166 per month effective December 1, 2008.
Item 5	Full Description of Material Change
5.1 — Full Description of Material Change

If approved, the Conversion would result in the reorganization of the Fund's trust structure into a publicly-listed corporation that would own all of the units of the Fund. Pursuant to the Conversion, unitholders would receive, for each unit held, one common share of the corporation on the effective date of the Conversion. It is expected that the Conversion would be completed on a tax-free rollover basis. Following the issuance by the federal Minister of Finance on July 14, 2008 of proposed rules governing the conversion of income trusts into corporations (the "Proposed Conversion Rules"), unitholders should be able to defer any capital gain resulting from the exchange of their units of the Fund in consideration for shares of the corporation without the need to complete and file income tax elections. In the event that the Proposed Conversion Rules are not enacted into law in a timely manner, eligible unitholders will be given the right to make income tax elections with the new corporation to defer the gain on the transfer of their units.
The outstanding Participating Preferred Shares that are exchangeable for units of the Fund, would be exchangeable for an equivalent number of common shares of the public corporation.
In addition, the Board of Trustees has approved a reduction to the cash distributions payable to the Fund's unitholders to C$0.04166 per month effective December 1, 2008.
See the news release attached to this report for a full description of the material change.
5.2 — Disclosure for Restructuring Transactions
Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
No significant facts in this report remain confidential, and no information has been omitted from this report.

Item 8	Executive Officer
For further information please contact Chaya Cooperberg, Director, Investor Relations and Corporate Communications, at (416) 401-7729.
Item 9	Date of Report
August 26, 2008

 BFI CANADA INCOME FUND TO REDUCE DISTRIBUTIONS AND CONVERT TO A CORPORATION
TO BE BETTER POSITIONED TO CONTINUE CREATING VALUE THROUGH GROWTH

Conference Call Scheduled for 5:00 PM Eastern on Monday, August 18, 2008

Toronto, Ontario — August 18, 2008 — BFI Canada Income Fund (the "Fund" or "BFI Canada") (TSX: BFC.UN) today announced that its Board of Trustees has approved the conversion of the Fund from an income trust into a dividend paying corporation that will be better positioned to pursue the various growth opportunities available to BFI Canada. In addition, the Board of Trustees has also approved a reduction in the cash distributions payable to BFI Canada's unitholders to C$0.04166 per month effective December 1, 2008. Each of these initiatives is intended to better position the Fund to continue creating value through investments in internal and external growth initiatives.

The Fund's proposed conversion from a unit trust structure to a share corporation (the "Conversion") is subject to unitholder and other approvals and will be undertaken pursuant to a statutory plan of arrangement under the Ontario Business Corporations Act that is scheduled to be voted on by unitholders of record at August 26, 2008 at a special meeting to be held on September 25, 2008. It is expected that the Conversion will be completed on a tax free "rollover" basis for Canadian income tax purposes. Following the Conversion, the composition of the Board of Directors of the resulting public corporation would be the same as the current Board of Trustees.

"Our results demonstrate that the most effective way of creating value is through growth, both organically and through acquisitions. However, we are now at a crossroads," said Keith Carrigan, Vice Chairman and Chief Executive Officer of the Fund. "Our ability to continue creating value within the trust structure is constrained as we cannot efficiently access capital to fund growth. The non-hazardous solid waste services sector is undergoing a period of consolidation, particularly in the U.S. market, and we anticipate significant opportunities that we need to be in a position to act upon. In order to continue to pursue our strategic growth objectives, we require an equity that reflects our financial and operating performance. We also require a structure that does not limit our growth or our foreign ownership levels, and a structure through which we can efficiently access capital markets. We believe the conversion to a corporate structure is fundamental to the future success of our business."

In addition to listing its common shares on the Toronto Stock Exchange upon completion of the Conversion, it is anticipated that BFI Canada will seek to list its common shares on the New York Stock Exchange to facilitate its access to the U.S. capital markets.

Mr. Carrigan continued, "Given our anticipation of significant acquisition opportunities especially in the U.S. non-hazardous solid waste services market, the tuck-in acquisitions that we are continually negotiating, and our organic growth requirements, my fellow Trustees and I have decided to reduce our distributions to unitholders in order to direct more cash flow towards investments in growth. Therefore, effective December 1, 2008, we are changing our distribution policy to a monthly distribution of $0.04166 per unit."

Under the revised distribution policy, the Fund will pay monthly distributions of $0.04166 per unit, commencing with the distribution to Unitholders of record on December 31, 2008, payable on January 15, 2009. If the Conversion is approved, it is expected that the corporation will maintain the same distribution level, with quarterly dividends of $0.125 per share, as its dividend policy.

Background To and Reasons for the Conversion

Following the October 31, 2006 announcement by the federal Minister of Finance regarding the federal government's plan to change the tax treatment of income trusts (the "Trust Proposal") and the further guidance that was provided December 15, 2006, management has regularly updated the Board of Trustees with respect to the potential impact and significance of the Trust Proposal to the Fund, including the impact upon the Fund's strategy of creating value through growth. Since the second quarter of 2007, management has carried out more detailed analyses concerning the strategic direction for the Fund given its goal of maximizing total return for its investors.

As a result of this analysis, the Board of Trustees and senior management have determined that the proposed corporate structure is the most prudent response to the challenges facing the Fund's value creation strategy as a result of the Trust Proposal.

In making this recommendation, the Board of Trustees and senior management believe that the Conversion provides a number of compelling and strategic benefits, including, without limitation, the expectation that a conversion to a public corporation would:

  (a)
  attract new investors, including non-resident investors, and provide, in the aggregate, a more active and attractive market for the corporation's shares than currently exists for the Fund's units;

  (b)
  result in a higher equity valuation, as its financial and operational performance would be more easily valued relative to its common share peers in the U.S. solid waste services market, allowing it to more efficiently raise capital through equity and reducing its reliance on an uncertain debt market for capital;

  (c)
  better position the Fund to pursue significant opportunities for growth and expansion that are expected to arise and allow it to better execute its strategy for creating value for its owners; and

  (d)
  result in it no longer being subjected to the "normal growth" and "undue expansion" limitations included in the Trust Proposal which limit the Fund's flexibility in making acquisitions in furtherance of its strategy to create value through growth.

Fairness Opinion

The Board of Trustees retained CIBC World Markets Inc. ("CIBC World Markets") to act as its financial advisor. In connection with this mandate, CIBC World Markets has provided the Board of Trustees with an opinion that, as at the date thereof and subject to the particular assumptions and considerations summarized therein, the consideration to be received by unitholders pursuant to the Conversion is fair, from a financial point of view, to such unitholders. The full text of the CIBC World Markets fairness opinion will be appended to the management information circular to be provided to unitholders in connection with the proposed Conversion.

Board Recommendation

The Board of Trustees, based upon its own reviews, including consideration of the fairness opinion provided by CIBC World Markets, has unanimously determined that the Conversion is fair to unitholders and that it is in the best interests of the Fund and its unitholders, and unanimously recommends that unitholders vote in favour of the Conversion.

Mechanics of the Conversion

If approved, the Conversion would result in the reorganization of the Fund's trust structure into a publicly-listed corporation that would own all of the units of the Fund. Pursuant to the Conversion, unitholders would receive, for each unit held, one common share of the corporation on the effective date of the Conversion. It is expected that the Conversion would be completed on a tax-free rollover basis. Following the issuance by the federal

Minister of Finance on July 14, 2008 of proposed rules governing the conversion of income trusts into corporations (the "Proposed Conversion Rules"), unitholders should be able to defer any capital gain resulting from the exchange of their units of the Fund in consideration for shares of the corporation without the need to complete and file income tax elections. In the event that the Proposed Conversion Rules are not enacted into law in a timely manner, eligible unitholders will be given the right to make income tax elections with the new corporation to defer the gain on the transfer of their units.

The outstanding Participating Preferred Shares that are exchangeable for units of the Fund, would be exchangeable for an equivalent number of common shares of the public corporation.

The Conversion is subject to approval by not less than two-thirds of the votes cast by the unitholders voting in person or by proxy at a special meeting of the unitholders scheduled to be held on September 25, 2008.

The Conversion is also subject to the approval of the Ontario Superior Court of Justice and all necessary regulatory approvals. The Fund will apply to the Toronto Stock Exchange for the substitutional listing of the public corporation's common shares issuable pursuant to the Conversion.

It is anticipated that a management information circular will be mailed to unitholders on or about September 4, 2008, in connection with the Conversion and other matters to be considered at the special meeting. The Fund expects, subject to receipt of required approvals, that the Conversion will be effective on or about October 1, 2008.

CIBC World Markets and Merrill Lynch & Co. have provided advice to the Fund in connection with the Conversion process.

Normal Course Issuer Bid

The Fund also announced today its intention to buy back certain of its units pursuant to a normal course issuer bid. Please see the Fund's press release dated August 18, 2008 for more information.

Forward-looking statements

This document may contain forward-looking statements relating to the Fund's operations or to the environment in which it operates, which are based on the Fund's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond the Fund's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in the Fund's Annual Information Form for the period ended December 31, 2007. Consequently, readers should not rely on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, the Fund cannot assure unitholders that actual results will be consistent with these forward looking statements, and the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About BFI Canada Income Fund

The Fund, through its operating subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste ("waste") collection and disposal services to commercial, industrial, municipal and residential customers in five Canadian provinces and ten states in the United States ("U.S."). The Fund provides service to over 1.8 million customers with vertically integrated collection and disposal assets. The Fund's Canadian segment operates under the BFI Canada brand and is Canada's second largest full-service waste management company providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec. This segment provides service to 20 Canadian markets and operates five landfills, four transfer collection stations, seven material recovery facilities ("MRFs"), and one landfill gas to energy facility. The Fund's U.S. south and northeast segments, collectively the U.S. segment or U.S. segments, operate under the IESI brand and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Mississippi, and Missouri, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, and Maryland. This segment provides service to 39 U.S. markets and operates 17 landfills, 31 transfer collection stations, 10 material recovery facilities, and one transportation operation. The Fund's units are listed on the Toronto Stock Exchange under the symbol BFC.UN. For more information on the Fund, visit www.bficanada.com.

Further information:

BFI Canada Income Fund
Chaya Cooperberg
Director, Investor Relations and Corporate Communications
Tel: (416) 401-7729
Email: chaya.cooperberg@bficanada.com

Management will hold a conference call on August 18, 2008 at 5:00 PM (EDT). To access the call, participants should dial 416-644-3419 or 1-800-731-6941 at approximately 4:50 PM (EDT). The conference call will also be webcast live at www.bficanada.com and subsequently archived on the BFI Canada website.
A rebroadcast of the call will be available until midnight on September 1, 2008. To access the rebroadcast, dial 416-640-1917 or 1-877-289-8525 and quote the reservation number 21280782#.

QuickLinks

  Exhibit 4.7
FORM 51-102F3 Material Change Report
BFI CANADA INCOME FUND TO REDUCE DISTRIBUTIONS AND CONVERT TO A CORPORATION TO BE BETTER POSITIONED TO CONTINUE CREATING VALUE THROUGH GROWTH